November 24, 2025

John Morgan
Chief Executive Officer
Nitches, Inc.
1333 N. Buffalo Dr., Unit 210
Las Vegas, NV 89128

       Re: Nitches, Inc.
           Form 10-K for the fiscal year ended August 31, 2023
           Form 10-K for the fiscal year ended August 31, 2024
           File No. 000-13851
Dear John Morgan:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing